Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

MOCON, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-175004, 333-58789, 333-90116 and 333-134413) on Form S-8 of MOCON, Inc and subsidiaries of our reports dated March 14, 2012, with respect to the consolidated balance sheets of MOCON, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of MOCON, Inc.

/s/ KPMG LLP

Minneapolis, Minnesota
March 14, 2012